



Oscar de Vries · 2nd in

Founder at OSCAR Razor

Sydney, New South Wales, Australia · 500+ connections ·

Contact info

oscarrazor.com

Erasmus Universiteit Rotterdam

Experience

Founder

oscarrazor.com

Nov 2014 – Present · 5 yrs 4 mos

Sydney, Los Angeles

Direct-to-consumer (DTC)business, delivering high-quality razors and complementary skincare products direct to customers.

Owner

Portland Marketing (International) P/L

2003 – Sep 2018 · 15 yrs

Sydney

FMCG - mens skincare products through national retailers - Woolworths, Coles, Priceline, Shaver Shop and pharmacies

Publisher

F1 Racing magazine

Apr 1997 – Oct 2003 · 6 yrs 7 mos

Sydney, Australia

Owner

PORTLAND MARKETING (INTERNATIONAL) LIMITED

1990 – 2003 · 13 yrs

Henley-on-Thames

Automotive products sold via mail order advertising in national newspapers and magazines, the 20th Century version of E-commerce.

Education



Erasmus Universiteit Rotterdam

Economics

1980 – 1983

Skills & Endorsements

Marketing Strategy · 4

Glen Carlson and 3 connections have given endorsements for this skill

Marketing · 3

Dan Liszka and 2 connections have given endorsements for this skill

Business Strategy · 3

Dan Liszka and 2 connections have given endorsements for this skill

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Recommendations

Received (0)   Given (2)

Tom W D.
Outsourced Govt Services
May 25, 2011, Oscar was a
client of Tom W'S

Top guy, very knowledgeable and keep telling him he should be
hosting his own show at 2GB or 2UE. Take the plunge Tom!



Herbert Appleroth
Chief Executive Officer –
Ferrari Australasia
January 27, 2009, Herbert was
a client of Oscar's

Life would be a lot easier if everyone was a 'straight shooter' like
Herbert

